EXHIBIT 21.1

Subsidiaries of Registrant

Parent: The Exploration Company of Delaware, Inc., a Delaware corporation

Subsidiaries (all wholly-owned):

1) Eagle Pass Well Service, LLC, a Texas limited liability corporation
2) PPL Operating, Inc., a Texas corporation
3) Maverick Gas Marketing, L.P., a Texas limited partnership
4) Maverick Dimmit Pipeline, L.P. , a Texas limited partnership
5) Paloma Pipeline, L.P. , a Texas limited partnership
6) TXCO Drilling Corp. , a Texas corporation